Exhibit 99.4

Shareholder’s Manual
Annual and Extraordinary General Meeting
April 23, 2026

Table of Contents

MESSAGE FROM THE MANAGEMENT    1
GUIDELINES FOR PARTICIPATION    2
Date, Time and Place    2
Who can attend the General Meeting    2
Quorum for the holding    2
How to attend the General Meeting    2
Required documentation    2
1) Digital Platform    2
2) Absentee voting    5
Additional clarifications    6
MATTERS SUBJECT TO RESOLUTION    8

Message from the management

Dear Shareholders,

To facilitate and encourage your attendance in the Annual and Extraordinary General Meeting of Suzano S.A. (“Suzano” or “Company”), to be held cumulatively on April 23, 2026, at 10 a.m., exclusively digitally (“AEGM”), we have prepared this Shareholder’s Manual (“Manual”).

This document is in accordance with the principles and practices of good corporate governance adopted by the Company but does not exempt the careful and complete reading of other documents related to AEGM, especially the Management Proposal, prepared under the rules of the Securities and Exchange Commission (“CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).
On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the AEGM, to be held exclusively digitally, under CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”). Without prejudice to attendance in the AEGM through a digital platform as detailed below in this Manual, the Company also strongly encourages shareholders to use alternative voting mechanisms, in particular, the use of the absentee ballot, detailed below in this Manual.

Suzano reiterates that it is committed to its responsibility to continue supplying Brazil and the world with cellulose, paper, and sanitary papers, essential raw materials or critical items for the hospital, pharmaceutical, food, and personal hygiene network, among others because it believes that it’s only good for the Company if it’s good for the world.

Best regards,

David Feffer Chairman of the Board of Directors	João Alberto Fernandes de Abreu Chief Executive Officer

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     Guidelines for Participation

DATA AND TIME
Thursday, April 23, 2026, at 10 a.m. (GMT-03:00).

PLACE
Exclusively digital, under RCVM 81/22, as detailed below.
QUORUM FOR THE HOLDING
The holding of the AGM on the first call with the attendance of at least one quarter (1/4) of the share capital, and the EGM, on the first call with the attendance of at least two thirds (2/3) of the share capital.
WHO CAN ATTEND
All shareholders holding registered common shares issued by Suzano may attend the AEGM, either by themselves or by legal representatives or proxy duly appointed under current law and the guidelines provided in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)
ADS holders will be able to attend in the AEGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as a depositary financial institution, subject to the terms and procedures established in the Deposit Agreement entered into with Suzano. BNY will send voting ballots (proxy) to ADS holders so that they can exercise their voting rights, being represented at the AEGM through their representative in Brazil.
HOW TO ATTEND
The Company’s shareholders will be able to attend in the AEGM in two ways: (i) through a digital platform provided by the Company for access on the day and time of the AEGM, as detailed below in this Manual; or (ii) through absentee voting, under RCVM 81/22.
REQUIRED DOCUMENTATION

(1)    Digital Platform

For attendance through the “TEN Meetings” digital platform (“Digital Platform”) to be accessed on the day and time of the AEGM, shareholders must express their interest by electronically registering through the link https://qicentral.com.br/m/agoe-suzano-2024 until 11:59 p.m. on April 21, 2026, in which they must submit the following information: (i) name, email, telephone and identification document number of the shareholder, proxy or
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legal representative, downgraded to “Attendance” as “Live” and (ii) the applicable documents below (“Attendance Registration”):
(a)Individual: copy of a valid identity card with photo, or, if applicable, the identity card of their proxy and the respective power of attorney.
(b)Legal Entity: copy of a valid identity card with photo of the legal representative and copy of documents proving representation, including the power of attorney and copy of the organizational documents and the minutes of election of managers.
(c)Investment Fund: copy of a valid identity card with photo of the representative and documents proving representation, including a power of attorney and copy of the fund’s bylaws in force, bylaws or articles of association of its administrator or manager, as applicable, and the minutes of election of administrators or managers.
(d)Attendance by Proxy: The proxy must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association or a financial institution.
As provided in the Official Letter-Circular – 2026 – CVM/SEP (“Official Circular”), shareholders that are legal entities may be represented in the AEGM by their legal representatives or agents duly appointed in accordance with the organizational documents of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.
Similarly, shareholders that are investment funds, according to the decision of the Board of CVM in CVM Administrative Proceeding No. RJ-2014-3578, may be represented in the AEGM by their legal representatives or agents duly appointed by their manager or administrator, under their regulations, bylaws or articles of association of their administrator or manager, as applicable.
To facilitate and encourage shareholder attendance in the AEGM, regarding the documents indicated above, the formalities of notarization, authentication, consularization, annotation, or sworn translation are waived, and in the latter case, a free translation into Portuguese is sufficient. Note that documents in English and Spanish are exempt from free translation.

Once the representation documents sent by the above terms are verified, they will be forwarded up to one (1) day before the date of the AEGM to each shareholder (or their respective proxy, as applicable) who has completed the regular Attendance Registration, information and guidelines for accessing the Digital Platform. This information and guidance will be sent exclusively to the e-mail address provided in the Attendance Registration.

If there is a need for additional documentation and/or clarification regarding the documents submitted for Attendance Registration, the Company will contact the shareholder (or their respective proxy, as applicable) to request such additional
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documentation and/or additional clarifications promptly for submission of information and guidelines for access to the Digital Platform within the period referred to above.

According to article 6, third paragraph, of RCVM 81/22, the Company clarifies that, if no interest is expressed by the shareholder (or their respective proxy, as applicable) in attending the AEGM, under the terms established above, by 11:59 p.m. on April 21, 2026, or if the requests for additional documentation and/or additional clarifications referred to in the previous paragraph are not met to attest to the regularity of the shareholder’s representation, it will not be possible for the shareholder to attend in the AEGM.

The Company also highlights that the information and guidelines for accessing the Digital Platform are unique and non-transferable, with the shareholder (or their respective proxy, as applicable) assuming full responsibility for the possession and confidentiality of the information and guidelines transmitted to them by the Company under this Manual.

The Company also requests that, on the day of the AEGM, qualified shareholders access the Digital Platform at least 30 minutes before the scheduled meeting time, to allow the validation of access and attendance of all shareholders. Access to the AEGM will not be permitted after meeting has begun.

In anticipation of the access information that will be sent by email to the duly registered shareholder, as described above, the Company clarifies that access to the Digital Platform will occur through videoconference (a method in which shareholders may attend the meeting and express themselves by voice and with video).

To access the Digital Platform, it is necessary to (i) connect with a computer or smartphone with a camera and audio that can be enabled; and (ii) have an Internet connection of at least 10mb, preferably using Wi-Fi for a more stable connection. Access via videoconference should preferably be done using the Google Chrome or Edge browser, noting that Safari and Mozila Firefox browsers are not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using their camera before accessing the Digital Platform.

Finally, the Company clarifies that it is not and will not be liable for any operational or connection problems of the shareholder, as well as for any other problems external to the Company that may make it difficult or impossible for the shareholder to attend the AEGM through the Digital Platform.

(2)    Remote Voting
As provided in articles 30 et seq. of RCVM 81/22, the Company’s shareholders may also vote at the AEGM through remote voting, to be formalized in an electronic document called remote voting ballot (“RVB”), available on the Company’s website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2026 Meeting area, and also on the CVM websites (www.cvm.gov.br) and B3 (www.b3.com.br).

Absentee voting, using the RVB, can be exercised in three ways:

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(i)through the transmission of instructions for completing the RVB to the respective custodian of each shareholder, in the case of shares deposited in a central depository;

(ii)through the transmission of instructions for completing the RVB to the financial institution contracted by the Company to provide securities recordkeeping services, in the case of shares that are not deposited in a central depository; or

(iii)by sending the duly completed RVB directly to the Company and sent by the link https://assembleia.ten.com.br/124650383, in which case the shareholder must create a registration with a unique login and password, indicating “Attendance” as “Remote Voting Ballot (RVB)”, followed by the necessary documentation, fill in the voting option fields in the “MEETING” tab and confirm their vote.

Voting instructions must be received by the custodian, the bookkeeper, or the Company up to four (4) days before the date of the AEGM, that is, up to and including April 19, 2026, unless a different term is established by the respective custody agent or bookkeeper. In the case of direct sending to the Company (even if by email), the RVB, duly initialed and signed, must be accompanied by the other documents indicated in item (1) above, with the formalities of notarization, authentication, consularization, annotation, or sworn translation also being waived, and in the latter case, a free translation into Portuguese is sufficient. Note that documents in English and Spanish are exempt from free translation.

After the term for absentee voting, that is, April 19, 2026 (inclusive), unless a different term is established by the respective custody agents or bookkeeper, shareholders will no longer be able to change the voting instructions sent, except in the AEGM itself, via attendance through the Digital Platform, when they may specifically request the disregard of voting instructions sent by RVB before the respective matter is submitted to a vote. To change the method of attendance in the AEGM, shareholders must select to change the modality to “Live Attendance” up to and including April 21, 2026.

The Company’s Management strongly encourages shareholders to make special use of this method of voting, even giving preference to the options referred to in items (i) and (ii) above (i.e., transmission of the RVB to the custodian agent or bookkeeper).

ADDITIONAL CLARIFICATIONS
Shareholders Registration
In case of difficulty accessing registration on the links indicated above to attend the AEGM, Suzano is available for clarification via email ri@suzano.com.br.

Voting rights
Each common share issued by the Company gives the right to one vote in the resolutions on the AEGM agenda.

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TALK TO IR
For further information, Suzano’s Investor Relations Department is available for any additional clarifications by telephone (+55 11) 3503-9330 or by email ri@suzano.com.br.

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Matters subject to Resolution

Under the terms of the Notice of Meeting published in the newspapers “Correio da Bahia” and “O Estado de São Paulo”, and provided on the Company’s website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2026 Meetings area, and also on the CVM (www.cvm.gov.br) and B3 (www.b3.com.br), websites, the AEGM agenda will comprise the subjects indicated below:

1.At the Annual General Meeting

1.1.To examine the management accounts related to the fiscal year ended on Wednesday, December 31, 2025;
1.2.To examine, discuss and vote on the financial statements of the Company for the fiscal year ended Wednesday, December 31, 2025, and to review the management report for said fiscal year;

1.3.To resolve on the allocation of net income for the fiscal year ended Wednesday, December 31, 2025 and the distribution of dividends;

1.4.To Define the number of members that will comprise the Company’s Board of Directors;

1.5.To resolve on the election of members of the Company’s Board of Directors;

1.6.If the Fiscal Council is established, to set the number of its members;

1.7.If the Fiscal Council is established, to resolve on the election of its members; and

1.8.To set the overall annual compensation of the management and Fiscal Council, if established, of the Company for the year 2026.

2.At the Extraordinary General Meeting

2.1. To resolve on amending Article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose, in order to include the activity of extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

2.2.To resolve the amendment of the Company’s Bylaws, in order to reflect the amendment of its Article 5, due to the capital increase, carried out within the limit of the authorized capital, approved at the Board of Directors’ Meeting held on December 10, 2025;

2.3.To resolve on the restatement of the Company’s Bylaws, due to the changes described in items 2.1. and 2.2. above; and

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2.4.To authorize the Company’s management to take all measures that are necessary to completion of the approved matters, in accordance with the applicable law.

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